U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the quarterly period ended September 30, 1997










                         GPU, Inc. (File No. 074-00023)
                         ------------------------------
                      (Name of Registered Holding Company)


                   100 Interpace Parkway, Parsippany, NJ 07054
                   -------------------------------------------
                    (Address of Principal Executive Offices)

                                    GPU, Inc.


                     Quarterly Report Pursuant to Rule 58 of
                 the Public Utility Holding Company Act of 1935

                For the quarterly period ended September 30, 1997



                                Table of Contents
                                -----------------

Item
No.                                Title                                  Page
---                                -----                                  ----

1         Organization Chart                                                1

2         Issuances and Renewals of Securities and
          Capital Contributions                                             3

3         Associate Transactions                                            4

4         Summary of Aggregate Investment                                   7

5         Other Investments                                                 8

6         Financial Statements and Exhibits:

               A - Financial Statements                                     9

               B - Exhibits                                                10

               C - Certificate of GPU, Inc.                                11

          Signature                                                        12









  Note: All dollar amounts shown in this Form U-9C-3 are expressed in thousands except for the amounts presented in the financial statements (Exhibit A), which are expressed in whole dollars.


                           ITEM 1 - ORGANIZATION CHART


                                              Energy (ERC)
                                              or Gas (GRC)      Date of       State of        Percentage of Voting       Nature of
    Name of Reporting Company                Related Company   Organization   Organization    Securities Held **         Business
----------------------------------           ---------------   ------------   ------------    --------------------       ---------
GPU, Inc. (a)

GPU Advanced Resources, Inc.                        ERC        09/13/96        Delaware              100.0%                (b)

GPU International, Inc. (a)

Elmwood Energy Corporation                          ERC        02/13/87        New Jersey            100.0                (c),(d)
  Prime Energy Limited Partnership                  ERC        05/08/86        New Jersey             50.0                (d)
Camchino Energy Corporation                         ERC        04/26/89        Delaware              100.0                (c),(d)
  OLS Power Limited Partnership                     ERC        08/02/89        Delaware                1.0                (c)
    OLS Acquisition Corporation                     ERC        05/03/89        Delaware              100.0                (c)
      OLS Energy - Chino                            ERC        08/08/84        California            100.0                (d)
      OLS Energy - Camarillo                        ERC        08/08/84        California            100.0                (d)
      OLS Energy - Berkeley                         ERC        09/05/85        California            100.0                *
Geddes Cogeneration Corporation                     ERC        03/23/89        New York              100.0                (c),(d)
  Onondaga Cogeneration
    Limited Partnership                             ERC        06/08/88        New York               50.0                (d)
EI Selkirk, Inc.                                    ERC        10/31/94        Delaware              100.0                (c)
  Selkirk Cogeneration Partners
    Limited Partnership                             ERC        06/06/90        Delaware               19.2                (d)
NCP Energy, Inc.                                    ERC        11/21/89        California            100.0                (c),(d)
  Syracuse Orange Partners L.P.                     ERC        04/02/91        Delaware                4.9                (c)
    Project Orange Associates L.P.                  ERC        05/12/88        Delaware                4.4                (d)
New Lake Corporation                                ERC        01/02/97        Florida                 --                 (c)
NCP Lake Power, Inc.                                ERC        05/23/91        Delaware              100.0                (c),(d)
NCP New York, Inc.                                  ERC        07/09/93        Delaware              100.0                *
NCP Brooklyn Power, Inc.                            ERC        07/09/93        Delaware              100.0                *
NCP Gem, Inc.                                       ERC        05/23/91        Delaware              100.0                (c)
  Lake Investment, L.P.                             ERC        05/23/91        Delaware              100.0                (c)
    Lake Cogen, Ltd.                                ERC        03/13/91        Florida                49.9                (d)
NCP Pasco, Inc.                                     ERC        05/23/91        Delaware              100.0                (c)
NCP Dade Power, Inc.                                ERC        05/23/91        Delaware              100.0                (c),(d)
  Dade Investment, L.P.                             ERC        05/23/91        Delaware              100.0                (c)
    Pasco Cogen, Ltd.                               ERC        03/13/91        Florida                49.9                (d)
NCP Houston Power, Inc.                             ERC        12/02/93        Delaware              100.0                (c),(d)
NCP Perry, Inc.                                     ERC        12/02/93        Delaware              100.0                (c)
  Mid-Georgia Cogen, L.P.                           ERC        12/03/93        Delaware              100.0                (d)
EI Services, Inc.                                   ERC        10/07/93        Delaware              100.0                (d)
NCP Ada Power, Inc.                                 ERC        07/31/93        California            100.0                *
Umatilla Groves, Inc.                               ERC        06/17/92        Delaware              100.0                *
Armstrong Energy Corporation                        ERC        07/14/88        New Jersey            100.0                *
  AEC/REF Fuel, Limited Partnership                 ERC        12/22/89        Pennsylvania          100.0                *
EI Fuels Corporation                                ERC        08/09/90        Delaware              100.0                (e)
GPU Solar, L.L.C. (New)                             ERC        07/09/97        New Jersey             50.0                (f)



                                       1




                     ITEM 1 - ORGANIZATION CHART (Continued)


 *     Inactive.
**     Sets forth the percentage of voting securities held directly or indirect-
       ly by GPU, Inc. or GPU International, Inc., as applicable.
(a)    These GPU system companies hold securities  directly or indirectly in the energy-related  companies set below their names. GPU International,  Inc.
       is a wholly owned subsidiary of GPU, Inc.
(b)    This  subsidiary  was formed to engage in energy  services and retail energy sales.
(c)    These   energy-related   companies   hold   securities   in  other
       energy-related companies.
(d)    These  subsidiaries  participate  in some or all  aspects  of  promoting, developing,  owning, managing and/or operating qualifying facilities,  as defined in the Public Utility Regulatory Policies Act of 1978.
(e)    This subsidiary provides fuel management services.
(f)    This  subsidiary is involved in the  development  and  commercialization of photovoltaics.


            Narrative Description of Activities for Reporting Period
            --------------------------------------------------------

GPU Advanced Resources, Inc. - In the third quarter of 1997, GPU, Inc. made additional capital contributions to GPU Advanced Resources (GPU AR) totaling
$1 million.

GPU Solar, L.L.C. - In July 1997, GPU Solar, L.L.C. was formed as a limited liability company in which GPU International, Inc. (GPUI) made a capital contribution of fifty dollars.



                                       2


     ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                             Type of      Principal                           Company to           Collateral  Consideration
                             Security     Amount of     Issue or   Cost of    whom Security        Given with     Received
Company Issuing Security     Issued       Security      Renewal    Capital    was Issued           Security    for Each Security
------------------------     ------       --------      -------    -------    ----------           --------    -----------------
GPU Solar, L.L.C.           Membership      N/A          N/A       N/A      GPU International, Inc.   N/A     In July 1997, GPU
                            Interest                                                                          Solar, L.L.C. was
                                                                                                              formed as a limited
                                                                                                              liability company
                                                                                                              in which GPUI made
                                                                                                              a capital contribution
                                                                                                              of fifty dollars.




 Company Contributing          Company Receiving              Amount of Capital
       Capital                    Capital                     Contribution
       -------                    -------                     ------------

  GPU, Inc.                     GPU Advanced Resources, Inc.         $1,000
  GPU International, Inc.       GPU Solar, L.L.C.              Less than $1






*  Annualized rate.


Note: The information provided in Item 2 presents the activities of the reporting period only.






                                       3


                         ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies


                                                                                                                            Total
     Reporting Company                 Associate Company                                                                    Amount
    Rendering Services                 Receiving Services                              Types of Services Rendered           Billed
    ------------------                 ------------------                              --------------------------           ------
EI Services, Inc.                    Mid-Georgia Cogen, L.P.                           Construction and operations          $
                                                                                       management

NCP Houston Power, Inc.              Mid-Georgia Cogen, L.P.                           Accounting and administration

NCP Lake Power, Inc.                 Lake Cogen, Ltd.                                  Accounting, administration and
                                                                                       operations and maintenance (O&M)
                                                                                       management

NCP Dade Power, Inc.                 Pasco Cogen, Ltd.                                 Administration and O&M management

Geddes Cogeneration Corporation      Onondaga Cogeneration Limited Partnership         Accounting, administration and
                                                                                       O&M management

Camchino Energy Corporation          OLS Energy - Chino                                Accounting, administration and
                                                                                       O&M management

Camchino Energy Corporation          OLS Energy - Camarillo                            Accounting, administration and
                                                                                       O&M management

Elmwood Energy Corporation           Prime Energy Limited Partnership                  Accounting and administration




Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total
           Amount Billed" are being filed pursuant to request for confidential treatment.

           The amounts shown under the caption "Total Amount Billed" represent negotiated contractual rates billed in accordance with the applicable service contracts filed under Item 6.



                                       4


                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies


                                                                                                                           Total
     Associate Company                   Reporting Company                                                                 Amount
    Rendering Services                   Receiving Services                    Types of Services Rendered                  Billed
    ------------------                   ------------------                    --------------------------                  ------
GPU International, Inc.           Prime Energy Limited Partnership              O&M management                             $

GPU International, Inc.           EI Services, Inc.                             Construction and operations
                                                                                management for Mid-Georgia
                                                                                Cogen, L.P.

GPU International, Inc.           NCP Houston Power, Inc.                       Accounting and administration for
                                                                                Mid-Georgia Cogen, L.P.

GPU International, Inc.           NCP Lake Power, Inc.                          Accounting, administration and O&M
                                                                                management for Lake Cogen, Ltd.

GPU International, Inc.           NCP Dade Power, Inc.                          Administration and O&M management
                                                                                for Pasco Cogen, Ltd.

GPU International, Inc.           Geddes Cogeneration Corporation               Accounting and administration for
                                                                                Onondaga Cogeneration Limited
                                                                                Partnership

GPU International, Inc.           Camchino Energy Corporation                   Accounting and administration for
                                                                                OLS Power Limited Partnership



Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total
           Amount Billed" are being filed pursuant to request for confidential treatment.

           The amounts  shown under the caption  "Total Amount  Billed"  include overhead  charges  applied,  at a rate of 208%, to employee  salaries billed  for  services  rendered,  except  in  the  case  of  services
           performed  for  NCP  Energy,   Inc.  in  respect  of  Project  Orange
           Associates L.P.  (POA),  for which a 120% overhead charge is applied.
           In   addition,   a  10%   overhead   charge  is  applied  to  certain
           administrative  expenses  related  to  POA.  No  capital  costs  were charged.



                                       5




                   ITEM 3 - ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (Continued)


                                                                                                                            Total
     Associate Company                      Reporting Company                                                               Amount
    Rendering Services                      Receiving Services                  Types of Services Rendered                  Billed
    ------------------                      ------------------                  --------------------------                  ------
GPU International, Inc.               Camchino Energy Corporation               Accounting, administration and O&M          $
                                                                                management for OLS Energy - Chino

GPU International, Inc.               Camchino Energy Corporation               Accounting, administration and O&M
                                                                                management for OLS Energy -
                                                                                Camarillo

GPU International, Inc.               Elmwood Energy Corporation                Accounting and administration for
                                                                                Prime Energy Limited Partnership

GPU International, Inc.               NCP Energy, Inc.                          Accounting and administration for
                                                                                Syracuse Orange Partners L.P. and
                                                                                Project Orange Associates L.P.

GPU International, Inc.               GPU Solar, L.L.C.                         Management, marketing and technical
                                                                                expertise for GPU Solar, L.L.C.


Notes: The information provided in Item 3 presents the activities of the reporting period only. The amounts required under the caption "Total
           Amount Billed" are being filed pursuant to request for confidential treatment.

           The amounts  shown under the caption  "Total Amount  Billed"  include overhead  charges  applied,  at a rate of 208%, to employee  salaries billed  for  services  rendered,  except  in  the  case  of  services
           performed  for  NCP  Energy,   Inc.  in  respect  of  Project  Orange
           Associates L.P.  (POA),  for which a 120% overhead charge is applied.
           In   addition,   a  10%   overhead   charge  is  applied  to  certain
           administrative  expenses  related  to  POA.  No  capital  costs  were charged.



                                       6



                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:
Total average consolidated capitalization as of  September 30, 1997                    $7,289,962                  Line 1
      Total capitalization multiplied by 15% (line 1 multiplied by 0.15)                1,093,494                  Line 2
      Greater of $50 million or line 2                                                              $1,093,494     Line 3

      Total current aggregate investment:
      (categorized by major line of energy-related business)
           Ownership and operation of qualifying facilities (Category VIII)                10,000
           Energy services and retail energy sales (Category V)                             1,400
           Fuel management services (Category IX)                                            --
           Operations and maintenance services (Category VII)                                --
           Development and commercialization of photovoltaics (Category II)                  --
                                                                                           ------

                Total current aggregate investment                                                      11,400     Line 4
                                                                                                        ------
      Difference between the greater of $50 million or 15% of  capitalization and  the  total  aggregate  investment  of the  registered  holding
          company system (line 3 less line 4)                                                       $1,104,894     Line 5
                                                                                                    ==========





Notes: The caption "Total average consolidated capitalization" includes total common equity, preferred equity (including amounts due within one year), long-term debt (including amounts due within one year) and short-term debt.

           The caption "Total current aggregate investment" includes all amounts invested or committed to be invested in energy-related companies on or after the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary company thereof.



                                       7



                           ITEM 5 - OTHER INVESTMENTS


                                              Aggregate Investment as of      Change in Investments        Reason for Change
  Major Line of Energy-Related Business             June 30, 1997            During Reporting Period         in Investments
-----------------------------------------     --------------------------  ----------------------------     ------------------
Ownership and operation of qualifying
  facilities (Category VIII)                          $139,132 *                       -                   No change.



Energy services and retail energy
  sales (Category V)                                       400                       $1,000                In the third quarter
                                                                                                           1997, GPU, Inc. made
                                                                                                           additional capital
                                                                                                           contributions to GPU AR
                                                                                                           totaling $1 million.



Fuel management services (Category IX)                     **                           -                  No change.

Operations and maintenance
  services (Category VII)                                  **                           -                  No Change.

Development and commercialization of
  photovoltaics Category II)                               -                   Less than $1                In July 1997, GPU Solar,
                                                                                                           L.L.C. was formed as a
                                                                                                           limited liability company
                                                                                                           in which GPUI made a
                                                                                                           capital contribution of
                                                                                                           fifty dollars.



* The caption "Aggregate Investment as of June 30, 1997" includes $129,132 that was invested or committed to be invested in energy-related companies, prior to the date of effectiveness of Rule 58 (March 24, 1997), for which there is recourse, directly or indirectly, to GPU, Inc. or any subsidiary thereof.

** The amounts invested in such energy-related companies, which are immaterial, have subsequently been reinvested, and are included in "Ownership and operation of qualifying facilities (Category VIII)."




                                       8


                   ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A.  Financial Statements

     A-1 Financial statements of GPU Advanced Resources, Inc. for the quarter ended September 30, 1997.

     A-2 Financial statements of Elmwood Energy Corporation for the quarter ended September 30, 1997 - filed pursuant to request for confidential treatment.

     A-3 Financial statements of Camchino Energy Corporation for the quarter ended September 30, 1997 - filed pursuant to request for confidential treatment.

     A-4 Financial statements of Prime Energy Limited Partnership for the quarter ended September 30, 1997 - filed pursuant to request for confidential treatment.

     A-5 Financial statements of Geddes Cogeneration Corporation for the quarter ended September 30, 1997 - filed pursuant to request for confidential treatment.

     A-6 Financial statements of Onondaga Cogeneration Limited Partnership for the quarter ended September 30, 1997 - filed pursuant to request for confidential treatment.

     A-7 Financial statements of NCP Energy, Inc. for the quarter ended September 30, 1997 - filed pursuant to request for confidential treatment.

     A-8 Financial statements of NCP Lake Power, Inc. for the quarter ended September 30, 1997 - filed pursuant to request for confidential treatment.

     A-9 Financial statements of NCP Dade Power, Inc. for the quarter ended September 30, 1997 - filed pursuant to request for confidential treatment.

     A-10 Financial statements of NCP Houston Power, Inc. for the quarter ended September 30, 1997 - filed pursuant to request for confidential treatment.

     A-11 Financial statements of Mid-Georgia Cogen, L.P. for the quarter ended September 30, 1997 - filed pursuant to request for confidential treatment.

     A-12 Financial statements of EI Services, Inc. for the quarter ended September 30, 1997 - filed pursuant to request for confidential treatment.


Note: Financial statements of EI Fuels Corporation and GPU Solar, L.L.C. have been omitted since at September 30, 1997 these subsidiaries did not have any material assets, liabilities or income.

Exhibits
--------

B.  Contracts Required by Item 3

   B-1 Contract between EI Services, Inc. and Mid-Georgia Cogen, L.P. to provide construction and operations management services - incorporated by reference to Exhibit B-1 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-2 Contract between NCP Houston Power, Inc. and Mid-Georgia Cogen, L.P. to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-2 to GPU's Quarterly Report on Form U-9C-3 for the period ended
            June 30, 1997.

   B-3 Contract between NCP Lake Power, Inc. and Lake Cogen, Ltd. to provide accounting, administrative and operations and maintenance (O&M) management services (included in partnership agreement) - incorporated by reference to Exhibit B-3 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-4 Contract between NCP Dade Power, Inc. and Pasco Cogen, Ltd. to provide administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-4 to GPU's Quarterly Report on Form U-9C-3 for the period ended
            June 30, 1997.

   B-5 Contract between Geddes Cogeneration Corporation and Onondaga Cogeneration Limited Partnership to provide accounting, administrative and O&M management services (included in partnership agreement) - incorporated by reference to Exhibit B-5 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-6 Contract between Camchino Energy Corporation and OLS Power Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-6 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-7 Contract between Camchino Energy Corporation and OLS Energy - Chino to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-7 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-8 Contract between Camchino Energy Corporation and OLS Energy - Camarillo to provide accounting, administrative and O&M management services - incorporated by reference to Exhibit B-8 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-9 Contract between Elmwood Energy Corporation and Prime Energy Limited Partnership to provide accounting and administrative services (included in partnership agreement) - incorporated by reference to Exhibit B-9 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-10 Contract between GPU International, Inc. (formerly Energy Initiatives, Inc.) and Prime Energy Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-10 to GPU's Quarterly Report on Form U-9C-3 for the period ended
            June 30, 1997.

B.  Contracts Required by Item 3

   B-11 Contract between GPU International, Inc. and Onondaga Cogeneration Limited Partnership to provide O&M management services - incorporated by reference to Exhibit B-11 to GPU's Quarterly Report on Form U-9C-3 for the period ended June 30, 1997.

   B-12 Contract between GPU International, Inc. and GPU Solar, L.L.C. to provide management, marketing and technical expertise services - filed pursuant to request for confidential treatment.


   Note: Services rendered by GPU International, Inc. to EI Services, Inc., NCP Houston Power, Inc., NCP Lake Power, Inc., NCP Dade Power, Inc., Geddes Cogeneration Corporation, Camchino Energy Corporation, Elmwood Energy Corporation and NCP Energy, Inc. are provided pursuant to oral arrangements and no written agreements exist.


C. Certificate of GPU, Inc.

                                    SIGNATURE


    The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                                            GPU, INC.


November 25, 1997
                                            By /s/ F. A. Donofrio
                                               F. A. Donofrio, Vice President
                                               and Comptroller